UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-51788

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ORACLE CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ORACLE CORPORATION
500 Oracle Parkway
Redwood City, California 94065

Oracle Corporation
401(k) Savings and Investment Plan
Financial Statements and Supplemental Schedule
As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007

Report of Ireland San Filippo, LLP, Independent Registered Public Accounting Firm
To the participants and Plan Committee of the
    Oracle Corporation 401(k) Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ IRELAND SAN FILIPPO, LLP
San Mateo, California
May 7, 2008

Oracle Corporation
401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits
As of December 31, 2007 and 2006

	December, 31
	2007	2006
Assets
Cash	$34,699	$317,303
Investments, at fair value	3,552,157,083	2,975,783,493
Contributions receivable:
Participants	6,848,112	5,422,363
Employer	2,777,136	2,258,135

Total contributions receivable	9,625,248	7,680,498
Amounts due from broker for securities sold	2,745,448	20,135

Total assets	3,564,562,478	2,983,801,429

Liabilities
Excess deferrals due to participants	37,792	51,481

Total liabilities	37,792	51,481

Net assets available for benefits	$3,564,524,686	$2,983,749,948

See notes to financial statements.

Oracle Corporation
401(k) Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2007

Additions
Interest and dividends	$202,900,607
Net appreciation in fair value of investments	206,744,760

Total investment income	409,645,367
Contributions:
Participants	257,708,280
Employer	71,609,792
Rollovers	25,465,370
Merged plans	40,041,760

Total contributions	394,825,202

Total additions	804,470,569

Deductions
Benefits paid to participants	223,610,660
Administrative expenses	85,171

Total deductions	223,695,831

Net increase	580,774,738
Net assets available for benefits at beginning of year	2,983,749,948

Net assets available for benefits at end of year	$3,564,524,686

See notes to financial statements.

Oracle Corporation
401(k) Savings and Investment Plan
Notes to Financial Statements
December 31, 2007
1. Description of the Plan
The following description of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
Oracle Systems Corporation (Old Oracle) established the Plan, effective January 1, 1986, as a defined contribution plan. On January 31, 2006, in connection with the acquisition of Siebel Systems, Inc, a wholly owned subsidiary of Oracle Corporation (Oracle) was merged with and into Old Oracle, with Old Oracle surviving as a wholly owned subsidiary of Oracle (the Reorganization). As a result, Oracle became the parent company of Old Oracle and changes to the names of Oracle and Old Oracle were effected. In connection with the Reorganization, the sponsorship of the Plan was transferred to Oracle effective January 31, 2006.
The Plan was established for the purpose of providing retirement benefits for the US employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code) with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is administered by the 401(k) Committee, members of which are appointed by Oracle’s Board of Directors or Senior Vice President, Human Resources. Fidelity Investments Institutional Operations Company, Inc. is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.
Eligibility
All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first or any succeeding entry date next following the date the employee is credited with one hour of service with Oracle. However, the following employees or the classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income from Oracle; (iii) employees employed in third-party temporary status; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.
Contributions
Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document plus the amount of any unused flex credits. Annual participant contribution amounts are limited to $15,500 of salary deferrals for the year ended December 31, 2007 ($20,500 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash.
In June 2006, Oracle completed its acquisition of Portal Software, Inc. In December 2007, $19,276,227 of assets was transferred from The Portal 401(k) Plan into the Plan and included in the merged plans line within the statement of changes in net assets available for benefits.
In April 2005, Oracle completed its acquisition of Retek, Inc. In December 2007, $20,765,533 of assets was transferred from the Retek, Inc. 401(k) Plan into the Plan and included in the merged plans line within the statement of changes in net assets available for benefits.
Investment Options
Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, mutual funds, and Brokerage Link.

Oracle Corporation
401(k) Savings and Investment Plan
Notes to Financial Statements—(Continued)
December 31, 2007
Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.
Participant Accounts
Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of plan earnings. All amounts in participant accounts are participant directed.
Vesting
All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.
Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used in Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. The amounts of unallocated forfeitures at December 31, 2007 and 2006 were $5,495,034 and $5,683,458, respectively. In 2007, Oracle used $3,170,694 of forfeitures to offset Oracle’s matching contributions.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions. Loans are due in full within 60 days of termination with Oracle.
Payment of Benefits
Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly installments. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.
Investment Management Fees and Operating Expenses
Investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation (depreciation) in fair value of investments.
Administrative Expenses
Administrative expenses are borne by Oracle, except for fees related to administration of participant loans, which are deducted from the participants’ applicable accounts.
Plan Termination
Although it has not expressed any intent to do so, Oracle has the right, under the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Oracle Corporation
401(k) Savings and Investment Plan
Notes to Financial Statements—(Continued)
December 31, 2007
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.
Investment Valuation and Income Recognition
The Plan’s investments are stated at their fair values with the exceptions of the Fidelity Managed Income Portfolio II Fund and the Fidelity Managed Income Funds (both of which are common/collective trust fund investments), which are stated at contract values and closely approximated fair values at December 31, 2007 and 2006 respectively. The shares of registered investment companies are valued at quoted market prices. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximated fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
The Oracle Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Oracle common stock and the Fidelity Institutional Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2007, 3,124,921 units were outstanding with a value of $156.91 per unit. At December 31, 2006, 3,404,450 units were outstanding with a value of $119.38 per unit.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in common stock, registered investment companies (mutual funds), and short-term investments. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
Recent Accounting Pronouncement
Fair Value Measurements:    In September 2006, the Financial Accounting Standard Board issued Statement No. 157, Fair Value Measurements. Statement 157 defines fair value, establishes a framework for measuring fair value and expands fair value measurement disclosures. Statement 157 is effective for fiscal years beginning after November 15, 2007. The Plan’s management is currently evaluating the pending adoption of Statement 157 on the Plan’s financial statements.

Oracle Corporation
401(k) Savings and Investment Plan
Notes to Financial Statements—(Continued)
December 31, 2007
3. Investments
Common Collective Trust Funds
During the year ended December 31, 2007, the Plan invested in the Fidelity Managed Income Portfolio II Fund (MIP), which is a common collective trust fund managed by Fidelity Investments. A significant amount of the contributions to the MIP for the year ended December 31, 2007 were transferred from the Plan’s Fidelity Managed Income Portfolio Fund (a similar type of investment fund as the MIP). The Plan discontinued offering the Fidelity Managed Income Portfolio Fund during the year ended December 31, 2007. The MIP is an open-end, commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is dedicated exclusively to the management of assets of defined contribution plans. The MIP invests in underlying assets, typically fixed income securities or bond funds and enters into liquidity agreements, commonly referred to as wrap contracts, issued by insurance companies and other financial institutions for a fee. A portion of the MIP is invested in a money market fund to provide daily liquidity. The MIP is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The issuer of the wrap contract guarantees a minimum rate of return and provides full benefit responsiveness, provided that all terms of the wrap contract have been met. Wrap contracts are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above). The fair value of the MIP equals the total of the fair value of the underlying assets plus the total wrap contract rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract’s assets.
In determining the Plan’s net assets available for benefits, the wrap contracts held by the MIP are recorded at their contract values, which are equal to the principal balances plus accrued interest, and closely approximate their fair values.
As of December 31, 2007, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuer. The crediting interest rates for the wrap contracts are based upon a formula agreed with the issuer with the requirement that interest rates may not be less than zero percent. Interest rates are reviewed on a quarterly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the issuer. However, the Plan’s management does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. The issuer may terminate s wrap contract for cause at any time.
The average yields earned by all wrap contracts held by the Plan’s common collective trust funds were approximately 4.69% and 4.84% for the years ended December 31, 2007 and 2006, respectively. The average yields earned by the Plan for all wrap contracts held by the Plan’s common collective trust funds based on the actual interest rates credited to participants were approximately 4.64% and 4.27% for the years ended December 31, 2007 and 2006, respectively.
Other Investments Related Disclosures
The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2007 and 2006 were as follows:

	December, 31
	2007	2006
Fidelity Contrafund	$486,440,757	$400,440,854
Oracle Common Stock	$485,780,407	$402,457,073
Dodge & Cox International Stock	$266,062,785	$211,256,587
Fidelity Growth Company Fund	$258,628,802	$213,981,698
Lazard Emerging Market IS	$217,043,049	$126,223,884
Vanguard Institutional Index	$181,790,408	$171,876,139
Fidelity Managed Income Portfolio	$—	$152,583,227

Oracle Corporation
401(k) Savings and Investment Plan
Notes to Financial Statements—(Continued)
December 31, 2007
For the year ended December 31, 2007, the Plan’s investments, including investments purchased and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

Net Realized and
Unrealized
Appreciation in
Fair Value of
Investments
Shares of registered investment companies	$81,069,881
Common stock	125,813,672
Limited partnership and other	(138,793)

$206,744,760

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service, dated August 1, 2003, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has since been amended. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
5. Party-in-Interest Transactions
Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2007, the Plan made purchases of approximately $53,596,206 and sales of approximately $77,034,712 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants of approximately $17,427,647 during the year ended December 31, 2007.
6. Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

December 31, 2007
Net assets available for benefits per the financial statements	$3,564,524,686
Fair Value Calculation of Fidelity Managed Income Portfolio II	(1,223,569)
Amounts allocated to withdrawing participants	(984,137)

Net assets available for benefits per the Form 5500	$3,562,316,980

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to Form 5500:

Year Ended
December 31, 2007
Net increase in net assets available for benefits per the financial statements	$580,774,738
Fair value calculation of Fidelity Managed Income Portfolio II	(1,223,569)
Amounts allocated to withdrawing participants at December 31, 2006	645,803
Amounts allocated to withdrawing participants at December 31, 2007	(984,137)
Merged plans	(40,041,760)

Net income per the Form 5500	$539,171,075

Merged plans amounts represent assets contributed to the Plan from plans that were merged into the Plan during the year ended December 31, 2007 and are included in the net increase in net assets available for benefits per the Plan’s financial statements. The fair value calculation represents the difference between contract value of the MIP as reported in the net increase in net assets available for benefits per the Plan’s financial statements and the fair value of the MIP as reported in the Form 5500. Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Oracle Corporation
401(k) Savings and Investment Plan
Notes to Financial Statements—(Continued)
December 31, 2007
7. Excess Contributions
Contributions received from participants for the plan year ended December 31, 2007 include $37,792 of excess contributions (net of corresponding gains and losses) that were remitted during January 2008 through April 2008 to certain active participants to return their excess deferral contributions, originally deducted in the year ended December 31, 2007 with Oracle and/or prior employers, as required to satisfy the participants’ applicable 402(g) limits. That amount is also included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants at December 31, 2007.

Oracle Corporation
401(k) Savings and Investment Plan
EIN 84-1332677, Plan # 001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2007

		(c)
		Description of
		Investment, Including
		Maturity Date, Rate of
	(b)	Interest,	(e)
	Identity of Issue, Borrower,	Collateral, Par or	Current
(a)	Lessor, or Similar Party	Maturity Value	Value
	Mutual Funds:
	Artisan International	2,349,761 shares	$70,210,861
	Artisan Small Cap Value	4,869,303 shares	67,488,536
	Dodge & Cox International Stock	5,781,460 shares	266,062,785
*	Fidelity Balanced Fund	8,905,073 shares	174,628,474
*	Fidelity Contrafund	6,653,546 shares	486,440,757
*	Fidelity Disciplined Equity Fund	2,082,518 shares	61,475,937
*	Fidelity Freedom Income Fund	483,679 shares	5,538,120
*	Fidelity Freedom 2000 Fund	276,144 shares	3,415,907
*	Fidelity Freedom 2010 Fund	976,469 shares	14,471,275
*	Fidelity Freedom 2020 Fund	4,830,190 shares	76,365,307
*	Fidelity Freedom 2030 Fund	2,219,088 shares	36,659,337
*	Fidelity Freedom 2040 Fund	2,313,518 shares	22,510,529
*	Fidelity Growth and Income Fund	4,178,654 shares	113,993,688
*	Fidelity Growth Company Fund	3,116,761 shares	258,628,802
*	Fidelity Low-Priced Stock Fund	3,036,263 shares	124,881,492
*	Fidelity Worldwide Fund	4,664,084 shares	99,671,467
	Hotchkins & Wiley Large Cap Value	4,811,588 shares	97,963,923
	Lazard Emerg Mkt IS	9,088,905 shares	217,043,049
	PIMCO Total Return Inst	11,742,562 shares	125,527,984
	Janus Advisor Mid Cap Value	7,953,224 shares	145,305,398
	Spartan International Index	792,867 shares	37,502,610
	UBS US SM CAP GRTH	2,581,994 shares	37,748,748
	Vanguard Total Bd Market Inst	2,339,167 shares	23,765,933
	Vanguard Inst Index	1,355,229 shares	181,790,408
	Vanguard Extended Market Index	894,974 shares	35,718,427

			2,784,809,754

	Assets in Brokerage Link accounts	Various investments,	95,815,844
		including registered
		investment companies,
		common stocks and
		money market funds

*	Oracle Corporation Common Stock	21,513,747 shares	485,780,407

	Money market funds:
*	Fidelity Institutional Money Market Fund	2,780,317 shares	2,780,317

	Common/collective trust funds:
*	Fidelity Managed Income Portfolio II CL 3	162,609,286 shares	162,609,286

*	Participant loans	4.0% - 11.5%, maturing	20,361,475
		through 2020

	Total investments		$3,552,157,083

*	Indicates a party-in-interest to the Plan.
Column (d), cost, has been omitted, as all investments are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 8, 2008

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN
By:	/s/ PETER W. SHOTT
Peter W. Shott
Vice President of Human Resources

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title
23.01	Consent of Ireland San Filippo, LLP, Independent Registered Public Accounting Firm